Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated December 23, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.bloomberg.com on December 20, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that the following information should be clarified and corrected in this article:

                "Depending on the credit rating that Lending Club assigns to borrowers, they face interest rates that can run from less than 5.5 percent to more than 21 percent." Specifically, the annual percentage rate, which takes into account the origination fee paid by a borrower, for borrowers ranges from 6.78% to 24.95%.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Lending Club Builds a Marketplace for Peer-to-Peer Loans

By Antone Gonsalves

David Louthan is a banker's dream customer. The 32-year-old manufacturing engineer in Cedar City, Utah, contributes to a 401(k) and is already saving for the education of his first child, due this May. Instead of opening a savings account at a bank, Louthan joined Lending Club, an online marketplace that matches individual lenders with borrowers, where he earns interest making loans to folks whom he himself vets. "It comes down to control," Louthan says. "I prefer to manage my own money."

Lending Club, the 48-employee, peer-to-peer lender based in Redwood City, Calif., is banking on individuals such as Louthan, who don't trust Wall Street and want alternatives to manage their personal finances. Renaud Laplanche co-founded Lending Club in 2006, about a year after he sold his business software company, TripleHop Technologies, to Oracle. Since then, Lending Club has raised $52 million from Norwest Venture Partners -- its biggest investor -- and other venture capital firms. Laplanche says Lending Club expects to handle $120 million in loans in 2010, up from $52 million last year, and he projects loan volume to more than double again in 2011, to $250 million. The company's revenue from loan fees rose to $7 million this year, from $3 million in 2009. Next year, Laplanche expects to take in $20 million and says Lending Club is on track to become profitable by early 2012.

The money flowing through Lending Club and its handful of competitors is miniscule compared to the trillions of dollars lent by U.S. banks each year. Nevertheless, the concept could one day evolve into a whole new type of financial institution that upends banks' traditional lending practices, says David Schehr, an analyst for the banking practice of tech consultant Gartner. "It's a disruptive model, but how large it will become remains to be seen." For now, banks are tracking peer-to-peer lending companies like Lending Club, stopping short of calling them a threat. "We really don't have a position," says Nessa Feddis, vice-president and senior counsel for Washington trade group American Bankers Association.

A Timely Relaunch in 2008

Peer-to-peer lending started in early 2005 with the launch of Zopa in the U.K. Prosper.com launched in the U.S. a year later, followed by Lending Club. The budding U.S. market was thrown into turmoil in 2008, when the Securities and Exchange Commission determined that loan notes the companies offered were securities and had to be registered. Lending Club stopped accepting new lenders for six months while waiting for approval of its registration. It resumed normal operations in November 2008, two months after Wall Street collapsed in the subprime mortgage crisis. The credit shortage that followed was a bonanza for Lending Club, helping drive its rise in loan volume -- the value of which more than doubled during each of the next two years.

Sustaining that growth means Lending Club must being able to beat traditional lenders and investment vehicles, Laplanche says. Because it doesn't have the overhead of a full-service financial institution with physical locations for its users, it can give borrowers more favorable interest rates than banks, he explains. For example, someone with excellent credit can get rates 500 basis points -- or 5 percentage points -- below a bank's offer, Laplanche says. "We're really a lower-cost version of the banking system." To expand its loan portfolio, Laplanche says Lending Club is now targeting institutional investors such as mutual funds and family trust funds, which would buy loan notes and manage investments the way individual users currently do on the site.

While Lending Club's interest rates to borrowers and lenders are attractive, the latter take a significant risk: The loans are unsecured. If the borrower doesn't make a payment in four months, the loan is charged off and the investment is lost. Those who take the risk are hoping to achieve Lending Club's average annual return of 9.68 percent. Reaching that goal requires a savvy lender who is able to select those borrowers most likely to make good on their debt. Mark Schwanhausser, senior analyst for Javelin Strategy and Research in Pleasanton, Calif., compares the investment to banks issuing credit cards, which are also unsecured loans. "Perhaps you can be smarter than an issuing bank and run a tighter portfolio, but it's not something that's going to come by happenstance." Laplanche says Lending Club's default rate is about 3 percent. U.S. credit-card issuers wrote off about 8.8 percent of their loans in October, the lowest rate since January 2009, as measured by Moody's Investor Service,

Vetting Process Culls Most Applicants

Lending Club keeps its default rate down by vetting would-be borrowers with a set of criteria, including FICO score, debt-to- income ratio, and public information on social networks, eliminating 90 percent of the people who apply for loans, according to Laplanche. Borrowers who make the cut are assigned an interest rate and Lending Club posts the loan note. Lenders use the company's online tools to build a portfolio of notes based on desired interest rate and risk tolerance. They also have the option of searching for notes based on criteria such as credit score, loan purpose, loan term, debt-to-income ratio, or specific keywords in the loan description. Lending Club does not identify the borrowers or lenders.

Kim Berghall, president of software maker Sisu Group in Tulsa, Okla., invested $50,000 in Lending Club back in the summer of 2009. The 50-year-old was looking to add something different to his investment portfolio and he found the concept of peer-to- peer lending intriguing. So far, Berghall has collected $5,923 in interest and lost $3,246 through defaults. An additional $1,600 in loans is past due. Berghall hasn't lost money, but he's disappointed in his return. "It's not as good as people make it sound," he says. "There's no free lunch."

Roughly two-thirds of Lending Club's borrowers are looking for lower-cost loans to pay off credit cards, Laplanche says. Others are borrowing to start businesses, make home improvements, or pay for weddings. Depending on the credit rating that Lending Club assigns to borrowers, they face interest rates that can run from less than 5.5 percent to more than 21 percent. The company offers three-year and five-year loans and charges an origination fee ranging from 2 percent to 5 percent of the loan, depending on the borrower's credit rating.

Entrepreneur Kirstin Lindquist borrowed $16,400 in March to expand Energy Matters Acupuncture and Qigong in Oakland, Calif. The loan was funded within two weeks after she submitted her application at a fixed rate of 7.88 percent, which amounts to payments of about $500 a month for three years. The monthly payments also cover an origination fee of 2 percent of the loan amount. Lindquist chose Lending Club because she was daunted by the paperwork involved in applying for a Small Business Administration guaranteed loan. Lindquist also liked the idea of borrowing from individuals instead of a bank. "It's as close to a handshake over the fence as you can get," she says.